The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated March 27, 2013
Pricing Supplement to the Prospectus dated June 22, 2011,
the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated June 23, 2011
US$●
Senior Medium-Term Notes, Series B
Buffered Bullish Digital Return Notes due April 30, 2015
Linked to the iShares® FTSE China 25 Index Fund

•	This pricing supplement relates to an offering of Buffered Bullish Digital Return Notes linked to the iShares® FTSE China 25 Index Fund (the “Underlying Asset”).

•	An investor in the notes may lose up to 90% of their principal at maturity.

•
The notes are designed for investors who seek a fixed positive return equal to the Digital Return (as defined below) if there is any appreciation in the price of the Underlying Asset.  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Underlying Asset decreases by more than 10% from its price on the Pricing Date, for a maximum loss of up to 90% of the principal amount.

•	The Digital Return will be 11.00%. Accordingly, the maximum amount payable on the notes is expected to be $1,110 for each $1,000 in principal amount

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	Investing in the notes is not equivalent to investing in the shares of the Underlying Asset.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The offering is expected to price on April 25, 2013, and the notes are expected to settle on or about April 30, 2013.

•	The notes are scheduled to mature on April 30, 2015.

•	The CUSIP number of the notes is 06366RNJ0.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity. We expect to deliver the notes through the facilities of The Depository Trust Company on or about April 30, 2013.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$●	US$●

Total	US$ ●	US$ ●	US$ ●

(1) In addition to the agent’s commission, the price to public specified above is expected to include the profit that we would recognize earned by hedging our exposure under the notes.  The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	iShares® FTSE China 25 Index Fund (NYSE Arca symbol: FXI). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is positive, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will be calculated as follows:

Principal Amount + (Principal Amount x Digital Return)

If the Percentage Change is between 0% and -10% inclusive, then the amount that the investors will receive at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -10%, then the payment at maturity will equal:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

Digital Return:	11.00%

Initial Level:	The closing price of one share of the Underlying Asset on the Pricing Date.

Final Level:	The closing price of one share of the Underlying Asset on the Valuation Date.

Buffer Level:	90% of the Initial Level.

Buffer Percentage:
10%.  Accordingly, you will receive the principal amount of your notes at maturity only if the price of the Underlying Asset does not decrease by more than 10%.  If the Final Level is less than the Buffer Level, you will receive less than the principal amount of your notes at maturity, and you could lose up to 90% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about April 25, 2013

Settlement Date:	On or about April 30, 2013, as determined on the Pricing Date.

Valuation Date:	On or about April 27, 2015, as determined on the Pricing Date.

Maturity Date:	On or about April 30, 2015, as determined on the Pricing Date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The pricing date, settlement date, valuation date and maturity date for the notes are subject to change, and will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002118/f622112424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated June 23, 2011.

•
Your investment in the notes may result in a loss. — You may lose some or substantially all of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 10%. The payment at maturity will be based on the Final Level, and whether the Final Level on the Valuation Date is less than the Buffer Level. Accordingly, you could lose up to 90% of the principal amount of your notes.

•
Your return on the notes is limited to the Digital Return, regardless of any appreciation in the share price of the Underlying Asset. — The return on your notes will not be greater than the Digital Return. This will be the case even if the Percentage Change exceeds the Digital Return.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Underlying Asset or the securities held by the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of the agent’s commission and hedging profits, if any, in the price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMOCM or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial price to public. The initial price to public will include, and any price quoted to you is likely to exclude, the agent’s commission paid in connection with the initial distribution. The initial price to public is also expected to include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
Owning the notes is not the same as owning shares of the Underlying Asset or a security directly linked to the Underlying Asset. — The return on your notes will not reflect the return you would realize if you actually owned the Underlying Asset or a security directly linked to the performance of the Underlying Asset and held that investment for a similar period.  Your notes may trade quite differently from the Underlying Asset.  Changes in the price of the Underlying Asset may not result in comparable changes in the market value of your notes.  Even if the price of the Underlying Asset increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent.  It is also possible for the market value of the notes to decrease while the price of the Underlying Asset increases. In addition, any dividends or other distributions paid on the Underlying Asset will not be reflected in the amount payable on the notes.

•
You will not have any shareholder rights and will have no right to receive any shares of the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of the Underlying Asset, or any securities held by the Underlying Asset. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to the Underlying Asset or such other securities.

•
Adjustments to the Underlying Asset could adversely affect the notes. — BlackRock, Inc. (collectively with its affiliates, “BlackRock”), as the sponsor and advisor of the iShares® FTSE China 25 Index Fund, is responsible for calculating and maintaining the Underlying Asset. BlackRock can add, delete or substitute the stocks comprising the Underlying Asset or may make other methodological changes that could change the share price of the Underlying Asset at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable at maturity and/or the market value of the notes.

•
Changes that affect the index underlying the Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of the sponsor (the “Index Sponsor”) of the FTSE China 25 Index (the “Underlying Index”) concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Underlying Asset, the amount payable on the notes at maturity, and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the Index Sponsor discontinues or suspends the calculation or publication of the Underlying Index.

•
 We have no affiliation with the Index Sponsor and will not be responsible for any actions taken by the Index Sponsor. — The Index Sponsor is not an affiliate of ours and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the Index Sponsor.

•
We and our affiliates do not have any affiliation with the investment advisor of the Underlying Asset and are not responsible for its public disclosure of information. —We and our affiliates are not affiliated with BlackRock in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding their methods or policies relating to the Underlying Asset. BlackRock is not involved in the offering of the notes in any way and has no obligation to consider your interests as an owner of the notes in taking any actions relating to the Underlying Asset that might affect the value of the notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about BlackRock or the Underlying Asset contained in any public disclosure of information.  You, as an investor in the notes, should make your own investigation into the Underlying Asset.

•
The correlation between the performance of the Underlying Asset and the performance of the Underlying Index may be imperfect. — The performance of the Underlying Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Underlying Asset may correlate imperfectly with the return on the Underlying Index.

•
The Underlying Asset is subject to management risks. — The Underlying Asset is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Underlying Asset’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Underlying Asset track the relevant industry or sector.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•
Hedging and trading in the Underlying Asset. – We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Asset, or futures or options relating to the Underlying Asset, or other instruments with returns linked or related to changes in the performance of the Underlying Asset. We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities on or prior to the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the value of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•
You must rely on your own evaluation of the merits of an investment linked to the Underlying Asset. —   In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Underlying Asset or the securities held by the Underlying Asset.  One or more of our affiliates have published, and in the future may publish, research reports that express views on Underlying Asset or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to Underlying Asset at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning the Underlying Asset from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•
Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

•
An investment in the notes linked to the Underlying Asset is subject to risks associated with foreign securities markets. —The Underlying Index tracks the value of certain foreign equity securities.  You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks.  The foreign securities markets comprising the Underlying Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets.  Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets.  Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions.  These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region.  Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
An investment in the notes linked to the Underlying Asset is subject to foreign currency exchange rate risk. — The share prices of the fund will fluctuate based upon its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the stocks held by the fund are traded.  Accordingly, investors in the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the stocks held by the fund are traded.  An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar.  If the dollar strengthens against these currencies, the net asset value of the fund will be adversely affected and the price of the Underlying Asset may decrease.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes. The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000. The hypothetical total returns set forth below are based on a hypothetical Initial Level of $100.00, a Buffer Percentage of 10% (the Buffer Level is 90% of the Initial Level), and a Digital Return of 11.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
$00.00	-100.00%	-90.00%
$50.00	-50.00%	-40.00%
$70.00	-30.00%	-20.00%
$80.00	-20.00%	-10.00%
$90.00	-10.00%	0.00%
$95.00	-5.00%	0.00%
$100.00	0.00%	0.00%
$105.00	5.00%	11.00%
$110.00	10.00%	11.00%
$120.00	20.00%	11.00%
$150.00	50.00%	11.00%
$175.00	75.00%	11.00%
$200.00	100.00%	11.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $70.00, representing a Percentage Change of -30%.  Because the Percentage Change is negative and the Final Level of $70.00 is less than the Initial Level by more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $800 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%)] = $800

Example 2: The price of the Underlying Asset decreases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $95.00, representing a Percentage Change of -5%.  Although the Percentage Change is negative, because the Final Level of $95.00 is less than the Initial Level by not more than the Buffer Percentage of 10%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The price of the Underlying Asset increases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $110.00, representing a Percentage Change of 10%.  Because the Final Level of $110.00 is greater than the Initial Level and the Percentage Change of 10% is positive, the investor receives a payment at maturity of $1,110 per $1,000 in principal amount of the notes, representing a positive return equal to the Digital Return.

Example 4: The price of the Underlying Asset increases from the hypothetical Initial Level of $100.00 to a hypothetical Final Level of $150.00, representing a Percentage Change of 50%.  Because the Final Level of $150.00 is greater than the Initial Level and the Percentage Change of 50% is positive, the investor receives a payment at maturity of $1,110 per $1,000 in principal amount of the notes, representing a positive return equal to the Digital Return.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder (as defined in the product supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

The Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to the notes will generally begin no earlier than January 1, 2014. Additionally, the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Account holders subject to information reporting requirements pursuant to the legislation may include holders of the notes. Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or further engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM, or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

The Underlying Asset

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Underlying Asset and the Underlying Asset will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Underlying Asset or securities in the Underlying Index. Neither we nor BMOCM participates in the preparation of the publicly available documents described below. Neither we nor BMOCM has made any due diligence inquiry with respect to the Underlying Asset in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Underlying Asset have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the applicable Underlying Asset could affect the value of the shares of the Underlying Asset on the Valuation Date and therefore could affect the Payment at Maturity.

The selection of the Underlying Asset is not a recommendation to buy or sell the shares of the Underlying Asset. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Underlying Asset. Information provided to or filed with the SEC under the Securities Exchange Act of 1934 and the Investment Company Act of 1940 relating to each Underlying Asset may be obtained through the SEC’s website at http://www.sec.gov.

“iShares®” and “BlackRock” are registered trademarks of BlackRock. The notes are not sponsored, endorsed, sold, or promoted by BlackRock, or by any of the iShares® Funds. Neither BlackRock nor the iShares® Funds make any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Neither BlackRock nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the Underlying Asset or any of the iShares® Funds.

iShares consists of numerous separate investment portfolios, including the iShares® FTSE China 25 Index Fund. The fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE China 25 Index. The fund typically earns income dividends from securities included in the FTSE China 25 Index. These amounts, net of expenses and taxes (if applicable), are passed along to the fund’s shareholders as “ordinary income.” In addition, the iShares® FTSE China 25 Index Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the notes are linked only to the share price of the fund, you will not be entitled to receive income, dividend, or capital gain distributions from the fund or any equivalent payments. The fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities of the largest companies in the China equity market available to international investors, as represented by the FTSE China 25 Index. The fund’s investment objective and the FTSE China 25 Index may be changed at any time.

The following information has been obtained from the iShares website without independent verification. As of March 25, 2013, the top ten constituent stocks by weight of the fund were China Construction Bank – H (10.28%), China Mobile Ltd. (9.18%), Industrial and Commercial Bank of China – H (8.14%), Bank of China Ltd. – H (7.05%), Tencent Holdings Ltd. (5.33%), China Petroleum & Chemical Corp – H (4.21%), CNOOC Ltd. (4.17%), China Shenhua Energy Co. – H (4.08%), Agricultural Bank of China - H (4.34%) and China Overseas Land and Investment Ltd. – (3.98%) and the top sector weights were Financials (56.69%), Telecommunications (14.87%), Oil & Gas (12.33%), Basic Materials (5.54%), and Technology (5.33%).

The shares of the iShares® FTSE China 25 Index Fund trade on the NYSE Arca under the symbol “FXI”.

FTSE China 25 Index

The FTSE China 25 Index (formerly the FTSE/Xinhua China 25 Index) is a stock index calculated, published and disseminated by the index sponsor, the FTSE, and is designed to represent the performance of the mainland Chinese market that is available to international investors. FTSE China 25 Index, like other indices of FTSE, is governed by an independent advisory committee, the FTSE Asia Pacific Advisory Committee, that ensures that the FTSE China 25 Index is operated in accordance with ground rules published and maintained by the FTSE Policy Group. The FTSE China 25 Index is calculated and published in Hong Kong dollars (“HKD”) and non-HKD denominated constituent prices are converted to HKD in order to calculate the index. The constituents of the FTSE China 25 Index are selected based on full market capitalization and with a view to providing stability in the index. As a result, the FTSE China 25 Index is not necessarily comprised of the 25 stocks with the highest full market capitalization. To be eligible for inclusion in the FTSE China 25 Index, a stock must be a constituent of the FTSE All-World Index, must be listed and trading on the Stock Exchange of Hong Kong Ltd. (“HKSE”), and must be an “H” share or a “Red Chip” share. “H” shares are securities of companies incorporated in the People’s Republic of China and nominated by the Central Government for listing and trading on the HKSE. “Red Chip” shares are securities of companies that are incorporated outside of the People’s Republic of China, are more than 35% owned (including strategic holdings), directly or indirectly, in aggregate by Chinese entities (such as Chinese Government entities, states, provinces or municipalities and derive more than 55% of their revenue or operating assets from mainland China). Both “H” shares and “Red Chip” shares are quoted and traded in Hong Kong dollars and are available only to international investors who are not citizens of the People’s Republic of China.

The composition of the FTSE China 25 Index is reviewed quarterly in March, June, September and December as described below.

Index Calculation

The index is calculated during each trading day of the HKSE (except for Hong Kong Public Holidays) on a real-time and end-of-day closing level (at 16:15 local Hong Kong time) basis. Total return calculations of the index are published at the end of each working day and include cash dividends based on the security’s ex-dividend date. The price portion of the index is calculated using the following formula:

SUM [(pn * en) * sn * fn * cn] / d

n=1, 2, 3……n

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security’s home currency into Hong Kong dollars, if applicable, s is the number of shares of the security in issue as used by the FTSE index ground rules, f is the portion of free floating shares, adjusted in accordance with the policies of the FTSE/Xinhua Index Limited, c is the factor applied to each security to cap its weight within the index, expressed as a number between 0 and 1 (1 representing 100% or no cap) and published by FTSE that coincides with the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates to convert those prices into Hong Kong dollars for its calculations. The foreign exchange rates received from Reuters at the index closing time (16:15 local Hong Kong time) are used to calculate the closing level of the index.

Under its calculation methodology, FTSE uses available published information to exclude from free floating shares, regardless of size of holdings, all of the following: any corporate investments by companies that are in a related industry (including suppliers) in an index constituent company, including by a publicly listed, or strategic holding company, private or non-listed subsidiary of a listed company, or a private company; long-term holdings by company directors, their families, companies majority owned by a director, or promoters; holdings of employee share schemes or shares held by employee unions; holdings by government authorities, government controlled corporations, government owned corporations, and government investment companies (although sovereign wealth funds may be considered free float in some circumstances); shares subject to lock-in clauses (for the duration of the clause); and convertible stock or loan stock that is not yet converted.

The initial weighting of an index constituent stock is applied in bands, as follows: free float less than or equal to 15% — ineligible for inclusion in the index, unless free float is also greater than 5% and the full market capitalization is greater than USD $2.5 billion (or local currency equivalent), in which case actual free float rounded up to the next whole percentage is used; free float greater than 15% but less than or equal to 20% – 20%; free float greater than 20% but less than or equal to 30% – 30%; free float greater than 30% but less than or equal to 40% – 40%; free float greater than 40% but less than or equal to 50% – 50%; free float greater than 50% but less than or equal to 75% – 75%; and free float greater than 75% – 100%. Foreign ownership limits, if any, will be applied after calculating the actual free float restriction, but before applying the bands described above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied.

A capping methodology is applied at quarterly reviews to the constituents of the index to ensure that no constituent’s weight exceeds 10%. The weights of all lower ranking constituents are then increased by a corresponding amount. The adjusted weights of these lower ranking constituents are then checked against the 10% cap. The process is repeated until no constituent’s weight exceeds 10%. Following this process, if the total index weight of those constituents whose individual weights exceed 5% is greater than 40% in the aggregate, a similar procedure is then applied to ensure that no more than one constituent is capped at 10% by reducing, for example, the second largest stock to 9% and increasing the other constituents’ individual weights commensurately. The process continues until the total index weight of the constituents whose individual weights exceed 5% is less than 40% in the aggregate.

Maintenance

The quarterly review of the index constituents takes place in March, June, September and December. The meeting to review the constituents will be held on the Tuesday after the first Friday of the review month using data from the close of business on the next trading day following the third Friday in February, May, August and November. Any constituent changes will be implemented on the next trading day following the third Friday of the same month. The Index is capped as at the close of business the day before the third Friday in March, June, September and December. The Index is capped using prices adjusted for corporate events as at the close of business the day before the third Friday based on the constituents, shares in issue and free float on the next trading day following the third Friday of the review month. Index changes resulting from index reviews are published as soon as practical following the conclusion of each respective FTSE Asia Pacific Advisory Committee meeting.

The insertion and deletion of companies in the index at the quarterly review are designed to provide stability in the selection of constituents of the index while ensuring that the index continues to be representative of the market by including or excluding those companies which have risen or fallen significantly. All securities eligible to be constituents of the index will be ranked by their full market capitalization. In determining the full market capitalization of a company, all share classes are included, while only the eligible share classes are included in the index weighting. A company will be inserted into the index at the periodic review if it rises to 15th position or above when the eligible companies are ranked by full market capitalization (before the application of any investability weightings). A company in the index will be deleted at the periodic review if it falls to 36th position or below when the eligible companies are ranked by full market capitalization (before the application of any investability weightings). A reserve list of potential index constituents will be maintained following each quarterly review in the event of removals prior to the next quarterly review as described below.

A constant number of constituents will be maintained for the index. Where a greater number of companies qualify to be inserted in the index than those qualifying to be deleted, the lowest ranking constituents presently included in the index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the index will be inserted to match the number of companies being deleted at the periodic review.

An index constituent’s free float is also reviewed in connection with the quarterly index reviews. Implementation of any changes takes place after the close of the index calculation on the third Friday of the review month. A constituent’s free float will be reviewed and adjusted if necessary by identifying information which necessitates a change in free float weighting, following a corporate event, or the expiration of a lock-in clause.

If a corporate event includes a corporate action which affects the index, any change in free float will be implemented at the same time as the corporate action. If there is no corporate action or lock-in clause expiration, the change in free float will be applied as soon as practicable.

Following the application of an initial free float restriction, a constituent’s free float will only be changed if its actual free float moves to more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent new band. This 5 percentage points threshold does not apply if the change is greater than one band i.e. a movement of 10 percentage points for the bands between 20% and 50% and 25 percentage points for the bands between 50% and 100% will not be subject to the 5 percentage point threshold.

Each constituent is tested for liquidity on an annual basis in March by calculation of its median daily trading per month as part of the FTSE All-World Index review. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking; therefore a security that fails to trade for more than half of the days in a month will have a zero median trade. Securities which do not turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in ten of the twelve months prior to an annual review, are not eligible for inclusion in the index. Constituents failing to trade at least 0.04% of their free float adjusted shares based on its median daily trade per month for more than four of the twelve months prior to the annual review are removed from the index. New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their free float adjusted shares based on their median daily trade per month in each month since their listing. This rule will not apply to new issues added under the Fast Entry Rule described below. At the sole discretion of the FTSE Asia Pacific Advisory Committee, the above percentage figures may be adjusted by up to 0.01% at the March review so that, in the Committee’s opinion, the index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole market and may not be applied to individual securities.

Corporate Events, New Issues and Extraordinary Removals

In the event of a merger or takeover in which one constituent is absorbed by another, the resulting company will remain a constituent. In the event of a merger or takeover resulting in a vacancy (either a constituent mergers into another constituent or a constituent merges into a nonconstituent), the vacancy will be filled by the highest ranking security by full market capitalization from a reserve list maintained by the FTSE Asia Pacific Advisory Committee. In the event of corporate splits and spin-offs in which a constituent company forms two or more companies, the resulting companies may be eligible for inclusion as index constituents provided they meet applicable requirements. Index constituent changes resulting from a split will be determined following the effectiveness of the split based on market values at the close on the first day of trading and applied using market values at the close of the second day of trading. During this period, the index may have more than 25 constituents.

If, in the view of the FTSE Asia Pacific Advisory Committee, a new issue is so large that the effectiveness of the index as the market indicator would be significantly and adversely affected by its omission, the FTSE Asia Pacific Advisory Committee may decide to include the new issue as a constituent of the index. To qualify, the company must be a “fast entry” into the FTSE All-World Index and have a full market capitalization which would ensure the company joins the index in 5th position or higher, before the application of individual constituent investability weightings. In such a case, the FTSE Asia Pacific Advisory Committee will normally include the company after the close of business on the fifth day of official trading and advance notification will be given accordingly. The security which is the lowest ranking constituent by full market capitalization of the index will be selected for removal.

If a constituent is delisted, or ceases to have a firm quotation, or is subject to a takeover or has, in the opinion of the Chairman and Deputy Chairman of the FTSE Asia Pacific Advisory Committee (or their nominated deputies), ceased to be a viable constituent as defined by FTSE’s methodology, it will be removed from the list of constituents and replaced by the highest ranking company by full market capitalization eligible on the reserve list as at the close of the index calculation two days prior to the deletion. The removal and replacement are effected simultaneously, before the start of the index calculation on the day following the day on which the event justifying removal was announced.

Information regarding the index may be obtained from the FTSE website. A fact sheet for the index is available at http://www.ftse.com/xinhua/english/Indices/International_Investors/Downloads/FXI_China_25_Index_Factsheet.pdf, and the ground rules, including constituent selection and calculation methodology are available at http://www.ftse.com/xinhua/english/Indices/International_Investors/Downloads/FTSE_China_25_Index_v1.0_-_English.pdf. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing prices of the Underlying Asset from the first quarter of 2010 through March 25, 2013.

The historical prices of the Underlying Asset are provided for informational purposes only. You should not take the historical prices of the Underlying Asset as an indication of its future performance, which may be better or worse than the prices set forth below.

		High	Low
2010	First Quarter	44.56	37.17
	Second Quarter	44.59	37.01
	Third Quarter	42.85	38.73
	Fourth Quarter	47.93	42.20

2011	First Quarter	44.96	41.16
	Second Quarter	46.40	41.11
	Third Quarter	43.31	30.83
	Fourth Quarter	38.95	29.75

2012	First Quarter	40.48	35.15
	Second Quarter	38.34	31.83
	Third Quarter	35.29	32.09
	Fourth Quarter	40.48	34.91

2013	First Quarter (through March 25, 2013)	41.86	36.33